0-28980

02038476

P.E 1-31-02

SECURITIES AND EXCHANGE COMMISSION

RECEIVED
JUN 03 2002
152
WASH. D.C.
PROCESSING SECTION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
Under the Securities Exchange Act of 1934

For the month of January, 2002

PROCESSED
JUN 17 2002
THOMSON
FINANCIAL

Royal Standard Minerals Inc.
(Translation of registrant's name into English)

3258 Mob Neck Road, Heathsville, VA, 22473
(Address of principle executive offices)

Indicate by check mark whether the registrant files or will file Annual reports under Form 20-F or Form 40-F

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date May 29, 2002 By: ______________________
(Signature)*
Roland M. Larsen - President

* Print the name and title of the signing officer under his signature.

Royal Standard Minerals Inc.

Consolidated Financial Statements

Grant Thornton LLP
Chartered Accountants
Management Consultants
Canadian Member of
Grant Thornton International

Grant Thornton

Auditors' Report

To the Shareholders of
Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. as at January 31, 2002 and 2001 and the consolidated statements of exploration properties, operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of exploration properties, operations and deficit and cash flows for the year ended January 31, 2000 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated May 12, 2000.

Toronto, Canada
April 12, 2002, except as to Notes 7
and 12 which are as of May 2, 2002

(Signed) Grant Thornton LLP
Chartered Accountants

19th Floor, South Tower
Royal Bank Plaza
200 Bay Street, Box 55
Toronto, Ontario
M5J 2P9
Tel: (416) 366-0100
Fax: (416) 360-4949

Royal Standard Minerals Inc.
Consolidated Balance Sheets
(Expressed in United States Dollars)

January 31	2002	2001
Assets		
Current		
Cash and cash equivalents	$ 554,925	$ 201,728
Marketable securities (Note 3)	47,000	36,000
Receivables	18,043	14,234
	619,968	251,962
Exploration properties (Note 4)	113,078	49,380
	$ 733,046	$ 301,342
Liabilities		
Current		
Payables and accruals	$ 45,905	$ 32,901
Shareholders' Equity		
Capital stock (Note 5)	5,667,723	6,970,084
Contributed surplus (Note 5)	1,425,413	-
Deficit	(6,405,995)	(6,701,643)
	687,141	268,441
	$ 733,046	$ 301,342

The Company and operations (Note 1)
Subsequent events (Note 12)

On behalf of the Board

(Signed) Roland Larsen Director

(Signed) Mackenzie Watson Director

See accompanying notes to the consolidated financial statements

Royal Standard Minerals Inc.
Consolidated Statements of Exploration Properties
(Expressed in United States Dollars)

	Opening Balance	Additions	Written off	Closing Balance
Year Ended January 31, 2000				
Antone Canyon Project	$ 345,742	$ 93,001	$ 438,743	$ -
Bousquet and Chibex Properties	871,779	289	-	872,068
Jump River Project	190,974	16,250	207,224	-
Pinon Project	1,477,611	25,108	-	1,502,719
Victoria East Project	75,070	-	-	75,070
Other	-	500	-	500
	$ 2,961,176	$ 135,148	$ 645,967	$ 2,450,357
Year Ended January 31, 2001				
Bend Project	$ -	$ 19,717	$ 19,717	$ -
Bousquet and Chibex Properties	872,068	-	872,068	-
Minnesota-Duluth Project	-	15,500	-	15,500
Pinon Project	1,502,719	27,188	1,529,907	-
Simba Project	-	33,880	-	33,880
Victoria East Project	75,070	-	75,070	-
Other	500	-	500	-
	$ 2,450,357	$ 96,285	$ 2,497,262	$ 49,380
Year Ended January 31, 2002				
Gold Wedge Project	$ -	$ 14,821	$ -	$ 14,821
Manhattan Project	-	87,313	-	87,313
Minnesota-Duluth Project	15,500	9,530	25,030	-
Ruby Ridge Project	-	4,007	-	4,007
Simba Project	33,880	-	33,880	-
Other	-	6,937	-	6,937
	$ 49,380	$ 122,608	$ 58,910	$ 113,078

See accompanying notes to the consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Operations and Deficit

(Expressed in United States Dollars)

Years Ended January 31	2002	2001	2000
Revenue			
Interest	$ 10,332	$ 8,282	$ -
Expenses			
General and administrative	59,830	70,696	65,580
General exploration	84,860	(13,538)	-
	144,690	57,158	65,580
Loss before the following	(134,358)	(48,876)	(65,580)
Recovery of advances to related company previously written off (Note 3)	479,340	-	82,817
Write off of exploration properties	(58,910)	(2,497,262)	(645,967)
Recovery of (write down of) marketable securities	11,000	(41,477)	(5,534)
Foreign exchange translation (loss) gain	(1,424)	(9,877)	4,710
Net earnings (loss) before income taxes	295,648	(2,597,492)	(629,554)
Income taxes (Note 8)	-	-	-
Net earnings (loss)	$ 295,648	$ (2,597,492)	$ (629,554)
Earnings (loss) per common share (Note 9)			
Basic	$ 0.02	$ (0.15)	$ (0.04)
Diluted	$ 0.01	$ (0.15)	$ (0.04)
Deficit at beginning of year	$ (6,701,643)	$ (4,104,151)	$ (3,474,597)
Net earnings (loss)	295,648	(2,597,492)	(629,554)
Deficit at end of year	$ (6,405,995)	$ (6,701,643)	$ (4,104,151)

See accompanying notes to the consolidated financial statements.

Royal Standard Minerals Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

Years Ended January 31	2002	2001	2000
Increase (decrease) in cash and cash equivalents			
Operating activities			
Net earnings (loss)	$ 295,648	$ (2,597,492)	$ (629,554)
Operating items not involving cash			
Write off of exploration properties	58,910	2,497,262	645,967
Write down of (recovery of) marketable securities	(11,000)	41,477	5,534
	343,558	(58,753)	21,947
Decrease in receivables	(3,809)	(3,092)	(8,619)
Increase (decrease) in payables and accruals	13,004	(28,543)	19,283
	352,753	(90,388)	32,611
Financing activity			
Issue of common shares, net of issue costs	123,052	377,614	61,578
Investing activities			
Exploration properties	(122,608)	(96,285)	(135,148)
Marketable securities	-	-	(7,782)
Proceeds on disposal of marketable securities	-	-	21,244
	(122,608)	(96,285)	(121,686)
Cash and cash equivalents			
Net increase (decrease)	353,197	190,941	(27,497)
Beginning of year	201,728	10,787	38,284
End of year	$ 554,925	$ 201,728	$ 10,787
Interest paid	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -

See accompanying notes to the consolidated financial statements.

1. The Company and operations

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange.

The Company, directly and through joint ventures, is in the process of exploring its exploration properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the carrying values of exploration properties is dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production therefrom or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc. and Manhattan Mining Co., all United States companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 11.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Joint ventures

The Company conducts substantially all of its exploration activities jointly with others. The consolidated financial statements reflect only the Company's interest in such activities.

Cash and cash equivalents

Cash and cash equivalents includes amounts on deposits at Canadian and United States financial institutions.

2. Summary of significant accounting policies (continued)

Exploration properties

All direct costs associated with exploration properties are capitalized as incurred. If a property proceeds to development, these costs become part of preproduction and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

The amounts capitalized at any time represent costs to be charged to operations in the future and do not necessarily reflect the present or future values of particular properties.

Stock-based compensation plans

The Company has one stock option plan, which is described in Note 6. No compensation expense is recognized when options are granted. The consideration paid on exercise of options is credited to capital stock.

Income taxes

Future income tax assets are recognized on temporary timing differences between reported and taxable income and on losses incurred more likely than not to be carried forward to reduce future taxable income. Future income tax liabilities are recognized on temporary timing differences between reported and taxable income which will increase future taxable income.

Earnings (loss) per common share

Basic earnings (loss) per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

Foreign currency translation

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at period end rates of exchange. Other assets and liabilities and capital stock of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations.

(Expressed in United States Dollars)

3. Sharpe Resources Corporation

Marketable securities

Marketable securities consists of common shares of Sharpe Resources Corporation ("Sharpe Resources"), a publicly held Canadian company. Sharpe Resources is considered to be related to the Company because of common management.

The shares are carried at the lower of cost and quoted market values.

Advances

At January 31, 2001, advances to Sharpe Resources amounted to $476,594. The advances, which were unsecured and bore interest at prime plus 2% per annum, were fully written off in fiscal 1999, having been written down in previous years. In fiscal 2000, the Company recovered $82,817 of amounts previously written off which recovery was recorded in operations for that year.

In fiscal 2002, the Company recovered $479,340 from Sharpe Resources representing the outstanding balance plus accrued interest which recovery was recorded in operations for that year.

4. Exploration properties

Nevada Projects

In fiscal 2002, the Company entered into certain option agreements to purchase 100% interests in 118 patented and unpatented lode mining claims within the Manhattan Mining District in Nye County and Elko County, Nevada. Details of the option agreements are as follows:

Project	Required Cash Payments to Optionors	Royalty	Exercise of Option
Gold Wedge Nye County	$5,000 each in first two years; $10,000 in third year, $15,000 in fourth year and $20,000 in fifth and sixth years.	3% NSR	July 2006 - $200,000
Manhattan Project, Nye County	$1,000 per month from August 2001 to August 2002; $2,000 per month from September 2002 to July, 2006.	5% NSR	August 2006 - $500,000
Ruby Ridge Elko County	$34,000 from August 2001 to August, 2005.	2.5% NSR	August 2006 - $400,000

(Expressed in United States Dollars)

4. Exploration properties (continued)

Bunkerville Project

In fiscal 2001, the Company staked 80 claims in the Bunkerville District, Clark County, Nevada, and completed a joint venture option agreement with Falconbridge Exploration US, Inc. ("Falconbridge") under which Falconbridge contributed the results of an airborne electromagnetic and magnetic survey encompassing a 60 square mile area within the Bunkerville District. Falconbridge had an option to earn a 49% interest in the Company's program after the Company had spent $500,000 on drilling within the survey block.

In fiscal 2001, the Company entered into a second option agreement with Freewest Resources Canada Inc. ("Freewest") whereby Freewest had a two-year option to earn a 50% interest in the Company's interest for annual cash payments of $25,000 and annual work commitments of $75,000. Freewest completed the first year commitment but elected not to pursue the program and declined any further interest in the project.

All of the Company's expenditures on this project were recovered from Freewest in fiscal 2001. The Company does not intend to pursue any further exploration on this project.

Minnesota-Duluth Project

In fiscal 2001, the Company acquired an option to acquire a 100% interest in certain leases in St. Louis County, Minnesota. The agreement includes a two year exploration option with annual payments of $12,500 and $10,000 and a further payment of $30,000 on assignment of the leases plus overriding sliding scale royalties which range from 1% to 4% (subject to a buyout). Advance minimum royalty payments start at $20,000 per year and increase to $50,000 per year if the option is exercised.

All costs related to this project were written off in fiscal 2002.

Simba Project

In fiscal 2001, the Company entered into an option and lease agreement with the Simba Group, Inc. ("Simba") to explore for and develop coal bed methane gas in coal seams underlying Simba's property in Barbour, Harrison, Marion and Taylor counties, West Virginia. The option fee of $20,000 also included certain drilling commitments. This option can be extended for an additional 6 months for an additional $10,000 and further drilling commitments. The option can be exercised at any time and converted to a 5-year lease agreement for $5.00 per acre per year. A minimum of 20,000 acres must be held under the terms of the lease agreement. The lease agreement also includes a commitment to carry out a production drilling program on the property during the lease period.

All costs related to this project were written off in fiscal 2002.

(Expressed in United States Dollars)

4. Exploration properties (continued)

Other properties

All costs related to the Bend Project (north central Wisconsin), the Bousquet and Chibex Properties (Bousequet and Cadillac Townships, Ontario), the Pinon Project (Elko County, Nevada) and the Victoria East Project, (Elko County, Nevada) were written off in fiscal 2001.

All costs related to the Antone Canyon Project (Nye County, Nevada) and the Jump River Project (Taylor, Lincoln and Rusk Counties, Wisconsin) were written off in fiscal 2000.

5. Capital stock

Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Common shares issued	Shares	Amount
Outstanding at January 31, 1999	19,121,298	$ 6,530,892
Shares issued for cash, less share issue costs of $4,092	951,494	61,578
Outstanding at January 31, 2000	20,072,792	6,592,470
Shares issued for cash, less share issue costs of $54,246	3,043,667	377,614
Outstanding at January 31, 2001	23,116,459	6,970,084
Shares issued for cash on exercise of warrants (Note 7)	951,494	123,052
Shares cancelled in November 2001	(4,836,615)	(1,425,413)
Outstanding at January 31, 2002	19,231,338	$ 5,667,723

In November 2001, 4,836,615 escrowed common shares of the Company owned by Sharpe Resources were cancelled under the terms of a 1996 escrow agreement. Upon the cancellation, $1,425,413 was transferred from common stock to contributed surplus.

6. Common share options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 4,000,000 nor more than 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company.

	Number of Common Shares		Weighted Average Exercise Price	
	2002	2001	2002	2001
Outstanding at beginning of year	2,385,000	1,790,000	$ 0.17	$ 0.15
Granted during year	1,410,000	595,000	$ 0.17	$ 0.23
Exercised during year	-	-	$ -	$ -
Cancelled or expired during year	(1,410,000)	-	$ 0.15	$ -
Outstanding at end of year	2,385,000	2,385,000	$ 0.18	$ 0.17

Exercise prices are in Canadian dollars.

At January 31, 2002, options to acquire 380,000 common shares of the Company at a price of Canadian $0.15 per share until November 2002, options to acquire 595,000 common shares of the Company at a price of Canadian $0.23 per share until May 2005 and options to acquire 1,410,000 common shares of the Company at a price of Canadian $0.17 per share until May 2006 were outstanding.

7. Common share warrants

At January 31, 2001, warrants to acquire 951,494 common shares of the Company at a price of Canadian $0.20 per share until February 2001 and warrants to acquire 2,903,667 common shares of the Company at a price of Canadian $0.28 until April 2002, were outstanding. The latter warrants were issued in connection with a private placement in fiscal 2001.

In February 2001, the Company received approval from securities regulatory authorities to extend the exercise date of the warrants that were to expire in February 2001 and all of these warrants were exercised for cash of Canadian $190,299 in March 2001.

At January 31, 2002, warrants to acquire 2,903,667 common shares of the Company at a price of Canadian $0.28 until April 25, 2002, were outstanding. These warrants have since expired.

(Expressed in United States Dollars)

8. Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations.

	2002	2001	2000
Net earnings (loss) before income taxes reflected in consolidated statements of operations	$ 295,648	$ (2,597,492)	$ (629,554)
Expected income tax expense (recovery)	$ 124,000	$ (1,159,000)	$ (281,000)
Recovery of advances to related company previously written off	(201,000)	-	(37,000)
Deductible share issue costs	(46,000)	(49,000)	(44,000)
Statutory rate difference - Canada/U.S.	-	(5,000)	3,000
Income tax recovery not recognized	123,000	1,213,000	359,000
Income tax expense (recovery) recognized	$ -	$ -	$ -

The following table reflects future income tax assets at January 31, 2002 and 2001.

	2002	2001
Unclaimed non-capital losses	$ 1,101,000	$ 1,056,000
Excess of unclaimed resource pools over carrying value of exploration properties	1,580,000	1,598,000
Unclaimed share issue costs	15,000	64,000
	2,696,000	2,718,000
Less valuation allowance	2,696,000	2,718,000
Future income tax assets recognized	$ -	$ -

At January 31, 2002, the Company had unclaimed Canadian and foreign resource pools of $1,640,000, unclaimed share issue costs of $35,000 and unclaimed non-capital losses carried forward of $1,270,000. Of the non-capital losses, $202,000 expire in fiscal 2004 and $306,000 expire in fiscal 2005.

At January 31, 2002, the Company's United States subsidiaries had unclaimed resource pools of $2,340,000 and unclaimed non-capital losses carried forward of $1,410,000. None of these losses expire in the next three years.

(Expressed in United States Dollars)

9. Per share amounts

The weighted average number of common shares outstanding in 2002, 2001 and 2000 used in computing basic earnings (loss) per share were 19,140,099, 17,295,565 and 14,641,493, respectively. The above averages exclude (2001 and 2000 on a retroactive basis) escrowed shares that were cancelled in November 2001 as described in Note 5 and the reported losses per share for 2001 and 2000, previously reported as $0.12 and $0.03 respectively, have been restated.

Diluted earnings per common share for 2002 reflects the dilutive effect of the potential exercise of common share options and warrants outstanding at January 31, 2002. The number of shares used in this calculation was 23,287,662 which excluded the potential exercise of common share options and warrants because of their anti-dilutive effect. The effect of common share options and warrants on the net loss for 2001 and 2000 has not been considered as to do so would be anti-dilutive.

10. Financial instruments

At January 31, 2002, the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables. The Company estimates that the fair value of its financial instruments approximates the carrying values.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

11. Differences between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

As indicated in Note 1, the Company is in the process of exploring its exploration properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. Accordingly, under US GAAP, the Company would be characterized as a "development stage enterprise".

Under US GAAP, development stage enterprises are required to provide cumulative from inception information relating to changes in capital stock, which information is presented hereunder in relation to the Company's common stock. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI because immediately after the acquisition, the former shareholders of SRI owned approximately 94% of the then outstanding shares of the Company.

(Expressed in United States Dollars)

11. Differences between Canadian GAAP and US GAAP (continued)

	Shares	Amount Under Canadian GAAP	Amount Under US GAAP
Issued to former shareholders of SRI	8,154,614	$ 2,045,717	$ 1,318,566
Held by other shareholders	488,041	467,467	467,467
Outstanding at June 26, 1996	8,642,655	2,513,184	1,786,033
Issued for exploration properties	1,400,000	667,204	667,204
Issued for services	200,000	126,465	126,465
Issued on cash on exercise of warrants	580,577	361,823	361,823
Issued for cash	500,000	329,936	329,936
Outstanding at January 31, 1997	11,323,232	3,998,612	3,271,461
Issued for exploration properties	200,000	134,250	134,250
Flow-through shares issued for cash	300,000	216,763	216,763
Issued for cash, less issue costs of $481,480	7,228,066	2,129,061	2,129,061
Issued for services	70,000	58,125	58,125
Outstanding at January 31, 1998	19,121,298	6,536,811	5,809,660
Share issue costs	-	(5,919)	(5,919)
Outstanding at January 31, 1999	19,121,298	6,530,892	5,803,741
Issued for cash, less issue costs of $4,092	951,494	61,578	61,578
Outstanding at January 31, 2000	20,072,792	6,592,470	5,865,319
Issued for cash, less issue costs of $54,246	3,043,667	377,614	377,614
Outstanding at January 31, 2001	23,116,459	6,970,084	6,242,933
Issued for cash on exercise of warrants	951,494	123,052	123,052
Cancellation of shares held in escrow	(4,836,615)	(1,425,413)	(1,279,287)
Outstanding at January 31, 2002	19,231,338	$ 5,667,723	$ 5,086,698

For Canadian GAAP purposes, the Company accounts for its stock compensation plan as described in Note 2 under which no compensation expense was recognized for the years ended January 31, 2002, 2001 and 2000. For US GAAP purposes, the Company accounts for its stock based compensation plan under APB Opinion No. 25 and related interpretations under which no compensation was recognized for the years ended January 31, 2002, 2001 and 2000.

The Company accounts for foreign currency translation as indicated in Note 2 and its marketable securities as indicated in Note 3 under which gains or losses therefrom are included in the statements of operations. Under US GAAP, gains or losses from these sources would be included in other comprehensive income, a separate component of shareholders' equity.

(Expressed in United States Dollars)

11. Differences between Canadian GAAP and US GAAP (continued)

Under Canadian GAAP, the Company accounts for its exploration properties as described in Note 2, while under US GAAP, such costs cannot be capitalized and are expensed as incurred.

Had the Company's consolidated balance sheets as at January 31, 2002 and 2001 been prepared using US GAAP, such balance sheets would be presented as follows:

	2002	2001
Assets		
Current		
Cash and cash equivalents	$ 554,925	$ 201,728
Marketable securities	47,000	36,000
Receivables	18,043	14,234
	$ 619,968	$ 251,962
Liabilities		
Current		
Payables and accruals	$ 45,905	$ 32,901
Shareholders' Equity		
Capital stock	5,086,698	6,242,933
Contributed surplus	1,279,287	-
Deficit accumulated during development stage	(5,791,922)	(6,023,872)
	574,063	219,061
	$ 619,968	$ 251,962

(Expressed in United States Dollars)

11. Differences between Canadian GAAP and US GAAP (continued)

Had the Company's consolidated statements of operations and deficit been prepared using US GAAP, such statements would have included cumulative from inception amounts in addition to amounts for the years ended January 31, 2002, 2001 and 2000.

Such statements under Canadian GAAP are as follows:

	Cumulative from Inception	2002	2001	2000
Revenue				
Interest	$ 18,614	$ 10,332	$ 8,282	$ -
Expenses				
General and administrative	1,177,154	59,830	70,696	65,580
General exploration	124,299	84,860	(13,538)	-
	1,301,453	144,690	57,158	65,580
Loss before the following	(1,282,839)	(134,358)	(48,876)	(65,580)
Recovery of (write downs of) advances to related company	(75,506)	479,340	-	82,817
Write off of exploration properties	(3,359,243)	(58,910)	(2,497,262)	(645,967)
Loss on disposal of exploration properties	(474,187)	-	-	-
Recovery of (write down of) marketable securities	(368,105)	11,000	(41,477)	(5,534)
Gain on disposal of marketable securities	47,988	-	-	-
Foreign exchange translation gain (loss)	(153,363)	(1,424)	(9,877)	4,710
Net earnings (loss) before income taxes	(5,665,255)	295,648	(2,597,492)	(629,554)
Income taxes	-	-	-	-
Net earnings (loss)	$ (5,665,255)	$ 295,648	$ (2,597,492)	$ (629,554)
Earnings (loss) per common share				
Basic		$ 0.02	$ (0.15)	$ (0.04)
Diluted		$ 0.01	$ (0.15)	$ (0.04)
Deficit at beginning of period	$ -	$ (6,701,643)	$ (4,104,151)	$ (3,474,597)
1997 related party transaction adjustment on issue of common shares for common shares of SRI	(740,740)	-	-	-
Net earnings (loss)	(5,665,255)	295,648	(2,597,492)	(629,554)
Deficit at end of period	$ (6,405,995)	$ (6,405,995)	$ (6,701,643)	$ (4,104,151)

(Expressed in United States Dollars)

11. Differences between Canadian GAAP and US GAAP (continued)

Changes required to conform to US GAAP are as follows:

	Cumulative from Inception	2002	2001	2000
Net earnings (loss) under Canadian GAAP	$ (5,665,255)	$ 295,648	$ (2,597,492)	$ (629,554)
Adjustment for exploration properties	(113,078)	(63,698)	2,400,977	510,819
Net earnings (loss) under US GAAP	$ (5,778,333)	$ 231,950	$ (196,515)	$ (118,733)
Earnings (loss) per common share under US GAAP				
Basic		$ 0.01	$ (0.01)	$ (0.01)
Diluted		$ 0.01	$ (0.01)	$ (0.01)

	Cumulative from Inception	2002	2001	2000
Deficit at beginning of period under US GAAP	$ -	$ (6,023,872)	$ (5,827,357)	$ (5,708,624)
Charge related to issue of common shares for common shares of SRI under US GAAP	(13,589)	-	-	-
Net earnings (loss) under US GAAP	(5,778,333)	231,950	(196,515)	(118,733)
Deficit at end of period under US GAAP	$ (5,791,922)	$ (5,791,922)	$ (6,023,872)	$ (5,827,357)

(Expressed in United States Dollars)

11. Differences between Canadian GAAP and US GAAP (continued)

Had the Company's consolidated statements of cash flows been prepared using US GAAP, such statements would have included cumulative from inception amounts in addition to amounts for the years ended January 31, 2002, 2001 and 2000.

Such statements under Canadian GAAP are as follows:

	Cumulative from Inception	2002	2001	2000
Increase (decrease) in cash and cash equivalents				
Operating activities				
Net earnings (loss)	$ (5,665,255)	$ 295,648	$ (2,597,492)	$ (629,554)
Operating items not involving cash				
Expenses settled by the issue of common shares	184,590	-	-	-
Write off of exploration properties	3,359,243	58,910	2,497,262	645,967
Loss on disposal of exploration properties	474,187	-	-	-
Write down of (recovery of) marketable securities	368,105	(11,000)	41,477	5,534
Gain on disposal of marketable securities	(47,988)	-	-	-
Write down of advances to related company	554,846	-	-	-
	(772,272)	343,558	(58,753)	21,947
Decrease in receivables	(18,043)	(3,809)	(3,092)	(8,619)
Increase in advances to related company	(554,846)	-	-	-
Increase (decrease) in payables and accruals	45,905	13,004	(28,543)	19,283
	(1,299,256)	352,753	(90,388)	32,611
Financing activity				
Issue of common shares, net of issue costs	4,060,988	123,052	377,614	61,578
Investing activities				
Exploration properties	(1,851,442)	(122,608)	(96,285)	(135,148)
Marketable securities	(1,057,976)	-	-	(7,782)
Proceeds on disposal of exploration properties	11,747	-	-	-
Proceeds on disposal of marketable securities	690,864	-	-	21,244
	(2,206,807)	(122,608)	(96,285)	(121,686)
Cash and cash equivalents				
Net increase (decrease)	554,925	353,197	190,941	(27,497)
Beginning of period	-	201,728	10,787	38,284
End of period	$ 554,925	$ 554,925	$ 201,728	$ 10,787

(Expressed in United States Dollars)

11. Differences between Canadian GAAP and US GAAP (continued)

Such statements under US GAAP are as follows:

	Cumulative from Inception	2002	2001	2000
Increase (decrease) in cash and cash equivalents				
Operating activities				
Net earnings (loss)	$ (5,778,333)	$ 231,950	$ (196,515)	$ (118,733)
Operating items not involving cash				
Expenses settled by the issue of common shares	184,610	-	-	-
Exploration expenditures settled by the issue of common shares	2,106,793	-	-	-
Write down of (recovery of) marketable securities	368,105	(11,000)	41,477	5,532
Gain on disposal of marketable securities	(47,988)	-	-	-
Write down of advances to related company	554,846	-	-	-
	(2,611,967)	220,950	(155,038)	(113,201)
Decrease (increase) in receivables	(18,043)	(3,809)	(3,092)	(8,619)
Increase in advances to related company	(554,846)	-	-	-
Increase (decrease) in payables and accruals	45,905	13,004	(28,543)	19,283
	(3,138,951)	230,145	(186,673)	(102,537)
Financing activity				
Issue of common shares, net of issue costs	4,060,988	123,052	377,614	61,578
Investing activities				
Marketable securities	(1,057,976)	-	-	(7,782)
Proceeds on disposal of marketable securities	690,864	-	-	21,244
	(367,112)	-	-	13,462
Cash and cash equivalents				
Net increase (decrease)	554,925	353,197	190,941	(27,497)
Beginning of period	-	201,728	10,787	38,284
End of period	$ 554,925	$ 554,925	$ 201,728	$ 10,787

12. Subsequent events

(a) In April 2002, the Company entered into an option to purchase agreement for the Como gold-silver project located in Lyon County, Nevada. The terms of the transaction include payments of $25,000 in years one and two (paid up for four years) commencing May 2002 for a seven year option and a 4% net smelter royalty. The Company can acquire the property and the royalty for $1 million or a production payout capped at $2 million.

(b) On May 2, 2002, the Company completed a private placement of 7 million shares of the Company at Canadian $0.15 per share for proceeds of Canadian $1,050,000 (approximately US $650,000).